United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces cash tender offers for notes due 2034, 2039 and 2036

Rio de Janeiro, February 24, 2025 – Vale Overseas Limited (“Vale Overseas” or “Offeror”), a wholly owned subsidiary of Vale S.A. (“Vale”), announces the commencement of offers to purchase for cash (the “Offers”) up to US$450,000,000 in aggregate principal amount (the “Maximum Principal Amount”), excluding any premium and accrued and unpaid interest, of the outstanding notes issued by it of the series set forth in the table below under the heading “Notes” (all such notes, the “Notes,” and each a “series” of Notes).

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated February 24, 2025 (the “Offer to Purchase”). The Offers are not contingent upon the tender of any minimum principal amount of Notes, but the Offeror will only purchase Notes up to the Maximum Principal Amount (unless the Offeror, at its own discretion, elect to increase the Maximum Principal Amount at any time on or prior to the Expiration Date).

The Offers are conditioned upon the satisfaction of certain conditions, including the consummation of an offering of debt securities of Vale Overseas, guaranteed by Vale, on terms that are satisfactory to Vale, in its sole discretion.

Notes

Title of Security	CUSIP / ISIN Nos.	Principal Amount Outstanding	Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Fixed Spread(2)	Early Tender Payment(3)
8.250% Guaranteed Notes due 2034	CUSIP: 91911TAE3 ISIN: US91911TAE38	US$438,337,000	1	4.625% due February 15, 2035	FIT1	+121 bps	US$50.00
6.875% Guaranteed Notes due 2039	CUSIP: 91911TAK9 ISIN: US91911TAK97	US$1,061,600,000	2	4.625% due February 15, 2035	FIT1	+148 bps	US$50.00
6.875% Guaranteed Notes due 2036	CUSIP: 91911TAH6 ISIN: US91911TAH68	US$916,425,000	3	4.625% due February 15, 2035	FIT1	+141 bps	US$50.00

(1)	The applicable page on Bloomberg from which the Dealer Managers (as defined below) will quote the bid side price of the Reference U.S. Treasury Security.
(2)	Inclusive of Early Tender Payment.
(3)	Per US$1,000 aggregate principal amount of the respective series of Notes validly tendered and not validly withdrawn on or prior to the Early Tender Date (as defined below) and accepted for purchase. The Total Consideration for Notes validly tendered and not validly withdrawn on or prior to the Early Tender Date is calculated using the applicable Fixed Spread and is inclusive of the Early Tender Payment (as defined below).

Indicative Timetable for the Offers:
Commencement of the Offers	February 24, 2025
Price Determination Date	11:00 a.m., New York City time, on March 7, 2025, unless extended or earlier terminated by the Offeror in its sole discretion.
Early Tender Date	5:00 p.m., New York City time, on March 7, 2025, unless extended by the Offeror in its sole discretion.
Withdrawal Date	5:00 p.m., New York City time, on March 7, 2025, unless extended by the Offeror in its sole discretion.
Early Settlement Date	If elected, promptly after the Early Tender Date. Expected to be on March 12, 2025, but subject to change.
Expiration Date	5:00 p.m., New York City time, on March 24, 2025, unless extended by the Offeror in its sole discretion.
Final Settlement Date	Promptly after the Expiration Date. Expected to be March 26, 2025, but subject to change.

The Offers will expire at 5:00 p.m., New York City time, on March 24, 2025, unless earlier terminated by the Offeror (such time and date, as the same may be extended, the “Expiration Date”). Holders of Notes who validly tender and do not validly withdraw their Notes on or prior to 5:00 p.m., New York City time, on March 7, 2025, unless extended (such time and date, as they may be extended, the “Early Tender Date”), will be eligible to receive the Total Consideration (as defined in the Offer to Purchase), which is inclusive of an early tender premium of US$50.00 in cash per US$1,000.00 principal amount of Notes validly tendered and not validly withdrawn on or prior to the Early Tender Date and accepted for purchase (the “Early Tender Payment”). Validly tendered Notes may be withdrawn in accordance with the terms of the Offers, at any time prior to 5:00 p.m., New York City time, on March 7, 2025, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law. The Total Consideration is expected to be paid on the Early Settlement Date, which is expected to occur on March 12, 2025. Holders who validly tender their Notes after the Early Tender Date, but on or prior to the Expiration Date, will be eligible to receive the Tender Consideration (as defined in the Offer to Purchase). The Tender Consideration is expected to be paid on the Final Settlement Date, which is expected to occur on March 26, 2025.

The Total Consideration payable per US$1,000 principal amount of each series of Notes validly tendered and accepted for purchase pursuant to the Offers will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread for such Notes specified in the table above plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the table above at 11:00 a.m., New York City time, on the Price Determination Date, as applicable, (each as defined in the Offer to Purchase). The applicable “Tender Consideration” is equal to the applicable Total Consideration minus the applicable Early Tender Payment.

The Notes will be accepted in accordance with their Acceptance Priority Levels (as defined in the Offer to Purchase), subject to the Maximum Principal Amount. In all cases, subject to the terms and conditions of the Offers, if the purchase of all Notes validly tendered in the Offers would cause the Offeror to purchase an aggregate principal amount of Notes in excess of the Maximum Principal Amount, the Offeror will prorate the Notes accepted in the Offers in accordance with the Acceptance Priority Procedures, as described in the Offer to Purchase. The Offeror expressly reserves its right, in its sole discretion and subject to applicable law, to increase the Maximum Principal Amount without extending withdrawal rights.

In addition to the Total Consideration or the Tender Consideration, as applicable, holders whose Notes are validly tendered and accepted for purchase pursuant to the Offers will be paid any accrued and unpaid interest on the Notes from, and including, the last applicable interest payment date to, but not including, the applicable settlement date. For the avoidance of doubt, accrued and unpaid interest on the Notes validly tendered and accepted for purchase will cease to accrue on the applicable settlement date.

Additional Information

Vale has retained BMO Capital Markets Corp., BofA Securities, Inc., Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC to serve as dealer managers (“Dealer Managers”) and D.F. King & Co., Inc. to serve as tender and information agent for the Offers (“D.F. King”). The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 or +1 (800) 714-3310 (US toll free) or in writing at vale@dfking.com. Questions about the Offers may be directed to BMO Capital Markets Corp. by telephone at +1 (212) 702-1840 (collect) or +1 (833) 418-0762 (US toll free), BofA Securities, Inc. by telephone at +1 (646) 855-8988 (collect) or +1 (888) 292-0070 (US toll free), Credit Agricole Securities (USA) Inc. by telephone at +1 (212) 261-7802 (collect) or +1 (866) 807-6030 (US toll free), HSBC Securities (USA) Inc. by telephone at +1 (212) 525-5552 (collect) or +1 (888) HSBC-4LM (US toll free), or J.P. Morgan Securities LLC by telephone at +1 (212) 834-3554 (collect) or +1 (866) 834-4666 (US toll free).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers are being made only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the Dealer Managers on behalf of the Offeror. None of the Offeror, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offeror, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 24, 2025		Director of Investor Relations